

October 26, 2018

Ethan Brown
President and Chief Executive Officer
Beyond Meat, Inc.
1325 E. El Segundo Blvd.
El Segundo, CA 90245

> **Re: Beyond Meat, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 16, 2018**
> **CIK No. 0001655210**

Dear Mr. Brown:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to our prior comments are to comments in our letter of October 9, 2018.

Amendment No. 1 to Draft Registration Statement on Form S-1

Business
Business – The Beyond Meat Strategic Difference, page 73

1. We note the disclosure you provided under "Unique Approach to Our Brand" in response to prior comment 2, which includes the statement that your net revenues "have been steadily increasing over the past several years along with [y]our earned media impressions." If you retain disclosure relating to "earned media impressions," please provide enhanced disclosure to clarify the nature of the nexus between that metric and

your results of operations or to make clear that there is none. Also clarify the extent to which your management has used and intends to use this information in managing your business. If management does not use the "earned media impressions" metric in managing your business and it does not reflect or directly relate to your past and anticipated results, it is unclear why that metric would be material to investors and would enhance a reader's understanding of your business.

2. Additionally, we note that the "earned media impressions" metric appears to include significant limitations, such as possibly inflating the total amount of exposure to content mentioning or featuring your brand or product by name. Please explain to us why you believe that this metric would nonetheless be useful to investors. Also, if true, please further clarify the potential for inflation due to double- or multiple-counting of impressions repeated by more than one media outlet over time, discuss further the limitations of such a metric, and disclose that the reader should not place undue emphasis or reliance on such data given its limitations and lack of pertinence as to how management manages the company's operations.

3. If you retain the discussion, please expand it to address in necessary detail the underlying assumptions you used to derive the "earned media impressions" metric.

Customers and Distributors, page 80

4. We note that you previously discussed a number of significant agreements, including those relating to licensing and sales. However, you appear to no longer intend to file these agreements as exhibits, and you have removed the related disclosures. You also disclose here and elsewhere that for 2017, your largest distributors in terms of their respective percentages of your gross revenues included the following: UNFI, 38%, KeHe, 10% and DOT, 10%, and that sales to Whole Foods, your largest customer, was 10%. Please explain why you no longer intend to file such agreements as exhibits and why you have removed some of the related disclosures. In the alternative, please summarize the material terms of these agreements and file these agreements as exhibits with your next amendment. Refer to 601(b)(10)(ii)(B) of Regulation S-K.

Exhibit Index, page II-4

5. We have received your application for confidential treatment and will issue comments, if any, separately.

You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Jennifer O'Brien, Staff Accountant, at 202-551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-221-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources